Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:     General Motors Corporation

Commission File No.:     001-00043

The exchange offers and consent solicitations (as described below) are being made to holders of old notes (as set forth in the table below entitled “Series of Old Notes”) solely upon the terms and subject to the conditions set forth in the prospectus dated April 27, 2009, including any documents incorporated by reference into the prospectus, as approved by the United Kingdom Listing Authority as competent authority under EU Directive 2003/71/EC (the “European Prospectus”) and the Registration Statement on Form S-4 dated April 27, 2009, which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offers rules of the Securities and Exchange Commission (the “SEC”) and the related letter of transmittal (or form of electronic instruction notice in the case of old notes held through Euroclear or Clearstream), as each may be amended from time to time (the “US Prospectus”). GM strongly encourages you to carefully read the European Prospectus (including all supplements that may be published thereto) because they contain important information and by tendering your old notes you will be deemed to represent that you have read the European Prospectus. The exchange offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of old notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. A registration statement and related Schedule TO relating to the securities offered in the exchange offers has been filed with the SEC but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Noteholders can access free copies of the US Prospectus and the Schedule TO at the SEC’s website (at www.sec.gov), and at GM’s website (at www.gm.com/corporate/investor_information). Any requests for paper copies of the US Prospectus and/or the Schedule TO should be directed to the Solicitation and Information Agent whose contact information is at the end of this notice. GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations will be included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.

[The remainder of this document is an English translation of an Italian language document]

Launch of a Public Exchange Offer in Italy by General Motors for the

Restructuring of its debt deriving from any and all of the $27,200,760,65

Outstanding Series of Old Notes set forth below

Announcement pursuant to Article 38, paragraph 2 of CONSOB Regulation 11971/1999

General Motors Corporation (“GM”), upon approval from Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Article 102, paragraph 1, of Decree 58/1998, announce the launch ofa public exchange offer in Italy. The Offer is carried out in the context of the restructuring of financial indebtedness of the Company.

Notes subject to the Offer

The Offer regards (convertible and non convertible) notes as listed in Annex 1 hereto (the “Old Notes”) either issued directly by the Company or (in two cases) through the subsidiary General Motors Nova Scotia Finance Company (“GM Nova Scozia”).

The Old Notes includes, inter alia, four series of Euro-bond listed on the Luxembourg Stock Exchange (the “Old Notes non-USD”). None of the Old Notes is listed in Italy.

CUSIP / ISIN	SERIES OF OLD NOTES Issue	Outstanding Principal Amount
U.S. Dollar Denominated GM Old Notes
370442691	1.50% Series D Convertible Senior Debentures due June 1 2009	$1,001,600,875
370442BB0	7.20% Notes due January 15, 2011	$1,500,000,000
37045EAS7	9.45% Medium-Term Notes due November 1, 2011	$48,175,000
370442BS3	7.125% Senior Notes due July 15, 2013	$1,000,000,000
370442AU9	7.70% Debentures due April 15, 2016	$500,000,000
370442AJ4	8.80% Notes due March 1, 2021	$524,795,000
37045EAG3	9.4% Medium-Term Notes due July 15, 2021	$15,000,000
370442AN5	9.40% Debentures due July 15, 2021	$299,795,000
370442BW4	8.25% Senior Debentures due July 15, 2023	$1,250,000,000
370442AV7	8.10% Debentures due June 15, 2024	$400,000,000
370442AR6	7.40% Debentures due September 1, 2025	$500,000,000
370442AZ8	6¾% Debentures due May 1, 2028	$600,000,000
370442741	4.50% Series A Convertible Senior Debentures due March 6, 2032	$39,422,775
370442733	5.25% Series B Convertible Senior Debentures due March 6, 2032	$2,600,000,000
370442717	6.25% Series C Convertible Senior Debentures due July 15, 2033	$4,300,000,000
370442BT1	8.375% Senior Debentures due July 15, 2033	$3,000,000,000
370442AT2	7.75% Discount Debentures due March 15, 2036	$377,377,000(1)
370442816	7.25% Quarterly Interest Bonds due April 15, 2041	$575,000,000
370442774	7.25% Senior Notes due July 15, 2041	$718,750,000
370442121	7.5% Senior Notes due July 1, 2044	$720,000,000
370442725	7.375% Senior Notes due May 15, 2048	$1,115,000,000
370442BQ7	7.375% Senior Notes due May 23, 2048	$425,000,000
370442766	7.375% Senior Notes due October 1, 2051	$690,000,000
370442758	7.25% Senior Notes due February 15, 2052	$875,000,000
Euro Denominated GM Old Notes
XS0171942757	7.25% Notes due July 3, 2013	€1,000,000,000
XS0171943649	8.375% Notes due July 5, 2033	€1,500,000,000
Old GM Nova Scotia Notes
XS0171922643	8.375% Guaranteed Notes due December 7, 2015	£350,000,000
XS0171908063	8.875% Guaranteed Notes due July 10, 2023	£250,000,000

Consideration and authorizations

As described in details in the Offer Document, the consideration offered is equal, for each 1,000 U.S. dollar of nominal value of the Old Notes (or any equivalent denomination of the Old Notes, determined by applying the exchange rate pursuant to the criteria set out in the Offer Document on the business day prior to the expiration of the exchange offers) to No. 225 new common equity of the Company.

Furthermore, accrued interest on the Old Notes will be paid in cash from the last payment date to the settlement date of the Offer.

GM’s common stock is listed on the New York Stock Exchange under the symbol “GM” and is listed, on a secondary basis, on the SIX-Swiss Stock Exchange, Euronext Brussels and Euronext Paris.

The exchange offer, and the issue of the common stock that constitute the consideration of the Offer, have been resolved by the Board of Directors of the Company by means of a resolution dated April 24, 2009.

Amendments to terms and conditions of the Old Notes

In the context of the exchange offer the Noteholders are invited to express their consent to the amendments to the terms of the Old Notes, including, without limitation, a call option providing of the redemption through delivery of the exchange consideration. The quorum for passing the extraordinary resolutions to add the call option are equal to (i) 66 2/3% of the aggregate principal amount of the relevant series of then outstanding non-USD old notes of the applicable series for the first meeting and (ii) 50% of the aggregate principal amount of the relevant series of then outstanding non-USD old notes of the applicable series for the second meeting.

Timing

In Italy, the Offer Period starts on the date hereof. Each of the exchange offers will expire at 11:59 p.m., New York City time, on May 26, 2009, unless extended by gm (such date and time, as the same may be extended, the “Expiration Date”). With respect to any series of old notes, tenders may not be withdrawn after 11:59 p.m., New York City time, on May 26, 2009 (such date and time, as the same may be extended, the “Withdrawal Deadline”), except in limited circumstances as set forth in the Offer Document. The settlement date, should the Offer be completed, is not expected to occur before June 30, 2009.

A meeting of the noteholders resolving the amendments to the Old Notes non-USD will be held at 1:00 p.m. (London time) on May 27, 2009 at the offices of Weil, Gotshal & Manges located at One South Place, London EC2M 2WG.

Conditions to the Offer

The conditions of the Offer are specified in the Offer Document. The exchange offers are conditioned on, among other things, the requirement (the “U.S. Treasury Condition”) that the results of the exchange offers shall be satisfactory to the U.S. Treasury, including in respect of the overall level of participation by holders in the exchange offers and in respect of the level of participation by holders of the old Series D notes in the exchange offers. GM currently believes, and GM’s plan to achieve and sustain its long-term viability, international competitiveness and energy efficiency assumes, that at least 90% of the aggregate principal amount (or, in the case of discount notes, accreted value) of the outstanding old notes (including at least 90% of the aggregate principal amount of the outstanding old Series D notes) will need to be tendered in the exchange offers or called for redemption pursuant to the call option, in the case of non-USD old notes, in order for the exchange offers to satisfy the U.S. Treasury Condition.

Alternative Bankruptcy Relief

In the event we have not received prior to June 1, 2009 sufficient tenders of old notes (including the old Series D notes) to consummate the exchange offers, we currently expect to seek alternative relief under the U.S.Bankruptcy Code. This relief may include (i) seeking bankruptcy court approval for the sale of most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code to create a new operating company, and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan are solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite the deemed rejection of the plan by the class of holders of old notes; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks. We are considering these alternatives in consultation with the U.S. Treasury, our largest lender. If GM seeks bankruptcy relief, holders of old notes may receive consideration that is less than what is being offered in the exchange offers, and it is possible that such holders may receive no consideration at all for their Old Notes.

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GM intends to address the offer to the retail investors (besides the United States of America and Canada) in the United Kingdom, Luxembourg, Germany, Austria, France, Belgium, Italy and Switzerland and to qualified investors (pursuant to the legislation applicable in the relevant jurisdiction) in other European or non European countries.

In Italy the Offer takes place exclusively pursuant to the offer document, included any document incorporated by reference therein, approved by CONSOB pursuant to Ruling No. DEM/9034174 dated April, 16 2009. Such offer document has been approved by he (the “Prospectus Directive”). The Company has therefore requested to the UK authority called UK Listing Authority (“UKLA”) being the United Kingdom the home member State in Europe pursuant to article 1 letter m) of the 2003/71/EC Directive. For the purpose of CONSOB’s approval some sections of the offer document, included the summary, have been translated into Italian.

The holders of old notes can access the Offer Document and the Italian translation of the relevant sections at GM’s website at www.gm.com/corporate/investor_information. Any requests for copies of the Offer Document or related materials should be directed to the Solicitation and Information Agent at the contact information set forth at the end of this notice. Holders of old notes may contact the Dealer Managers, the Exchange Agent or the Luxembourg Exchange Agent for assistance in answering questions concerning the terms of the exchange offers and consent solicitations at the respective addresses set forth below.

The Offer Document contains or incorporates by reference important information which should be read carefully before any decision is made to participate in the exchange offers and consent solicitations. If the holders of old notes are in any doubt as to the action you should take, they are recommended to seek their own financial advice immediately from their stockbroker, bank manager, accountant or other independent financial adviser.

Holders of old notes must make their own investment decision as to whether to exchange any old notes pursuant to the exchange offers and grant their consent to the proposed amendments in the consent solicitations. None of GM, its subsidiaries (including GM Nova Scotia), their respective boards of directors, the Dealer Managers, the Solicitation and Information Agent, the Settlement and Escrow Agent, the Luxembourg

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Exchange Agent or the Exchange Agent (each as defined below or in the Offer Document), or such parties’ agents, advisors or counsel, has made, or will make, any recommendation as to whether holders should exchange their old notes and grant their consent to the proposed amendments of old notes.Each holder of old notes is solely responsible for making its own independent appraisal of all matters relating to the exchange offers and consent solicitations as such holder deems appropriate in determining, and each holder of old notes must make its own decision as to whether to tender its old notes for exchange and, if so, the aggregate principal amount of old notes to tender for exchange.

This document contains forward-looking statements. Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated – both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects. To better understand these risks and uncertainties, holders of old notes and other readers are encouraged to read carefully the Offer Document (including supplements if published), as well as GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 5, 2009, and GM’s other SEC filings, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

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Holders of old notes may contact the Dealer Managers, the Exchange Agent or the Luxembourg Exchange Agent for assistance in answering questions concerning the terms of the exchange offers and consent solicitations at the respective addresses set forth below. Questions relating to the procedures for exchange, including the blocking of old notes with Euroclear and Clearstream and questions relating to Electronic Instruction Notices should be addressed exclusively to the Exchange Agent.

__________________

Lead Dealer Managers

MORGAN STANLEY                             BANC OF AMERICA SECURITIES LLC

Co-Dealer Managers

BARCLAYS CAPITAL	CITI	Deutsche Bank	J.P. Morgan

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The Exchange Agent and Solicitation and Information Agent for the exchange offers is:

D. F. King (Europe) Limited One Ropemaker Street London EC2Y 9HT, UK Banks and Brokers call: +44 20 7920 9700 All others call toll free: 00 800 5464 5464 Email: gm@dfking.com	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers call: (212) 269-5550 All others call toll free: (800) 769-7666 Email: gm@dfking.com

Questions, requests for assistance and request for copies of the Offer Document may be directed to the Information Agent at its addresses listed above.

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